WESTHOPE CAPITAL CORP.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.
Tel: (416) 361-0737
Fax: (416) 361-0923

02028570

April 9, 2002

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450-5th Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAY 0 1 2002
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 1 8 2002
WASH. D.C.
164

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-2254

Please find enclosed two(2) copies of the unaudited Interim Financial Statements for the nine months ended February 28th, 2002 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

WESTHOPE CAPITAL CORP.

Per: J. Allan Ringler

JAR/cd
Encl.

dlw 4/23

Westhope Capital Corp.
Balance Sheets (Prepared by Management)

	February 28, 2002 (Unaudited)	May 31, 2001 (Audited)
ASSETS		
Current assets		
Cash and short term investments	$ 273,583	$ 328,560
Exploration advances	8,749	29,946
Sundry receivables	5,230	8,242
	287,562	366,748
Oil and gas interest	107,948	109,748
	$ 395,510	$ 476,496
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 15,598	$ 29,356
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized		
Unlimited number of preference shares, issuable in series		
Unlimited number of common shares		
Issued - 5,844,258 common shares	1,025,001	1,025,001
Deficit	(645,089)	(577,861)
	379,912	447,140
	$ 395,510	$ 476,496

Westhope Capital Corp.

(Prepared by Management - Unaudited)

Statements of Operations and Deficit

	Three Months Ended February 28, 2002	Three Months Ended February 28, 2001	Nine Months Ended February 28, 2002	Nine Months Ended February 28, 2001
Revenues:				
Oil and gas sales	$ 13,801	$ 28,879	$ 33,029	$ 82,885
Less: Operating costs	4,833	(9,263)	(12,579)	(27,519)
	18,634	19,616	20,450	55,366
Expenses:				
Depletion	(16,203)	5,398	24,375	16,193
Management fees	6,000	6,000	18,000	18,000
Accounting and corporate services	2,200	2,400	7,200	7,200
Legal and audit fees	(2,850)	2,479	2,314	2,479
Office and general	19,919	267	25,084	4,893
Shareholder relations	2,361	3,267	14,328	18,321
	11,427	19,811	91,301	67,086
Other income				
Interest income	(14,348)	5,500	3,623	9,000
Income (loss) for the period	(7,141)	5,305	(67,228)	(2,720)
Deficit, beginning of the period	(637,948)	(484,750)	(577,861)	(476,725)
Deficit, end of period	$ (645,089)	$ (479,445)	$ (645,089)	$ (479,445)
Income (loss) per share (Note 3)	$ (0.0012)	$ 0.0009	$ (0.0115)	$ (0.0005)
Weighted average number of common shares	5,844,258	5,844,258	5,844,258	5,844,258

Statements of Cash Flows

	Three Months Ended February 28, 2002	Three Months Ended February 28, 2001	Nine Months Ended February 28, 2002	Nine Months Ended February 28, 2001
Cash flows (used in) provided by				
Operating activities:				
Income (loss) for the period	$ (7,141)	$ 5,305	$ (67,228)	$ (2,720)
Adjustment for depletion	(16,203)	5,398	24,375	16,193
Changes in non-cash working capital:				
Exploration advances	4,600	-	21,197	8,894
Sundry receivables	10,638	(4,749)	3,012	(15,925)
Accounts payable and accrued liabilities	(12,576)	(844)	(13,758)	(7,033)
	(20,682)	5,110	(32,402)	(591)
Cash flows from investing activity				
Oil and gas expenditures	(22,575)	(2,200)	(22,575)	(2,200)
Changes in cash and short term investments	(43,257)	2,910	(54,977)	(2,791)
Cash and short term investments, beginning of period	316,840	380,458	328,560	386,159
Cash and short term investments, end of period	$ 273,583	$ 383,368	$ 273,583	$ 383,368

Westhope Capital Corp.
Notes to Financial Statements
For the Nine Months Ended February 28, 2002
(Prepared by Management -Unaudited)

1. Accounting policies

The management of Westhope Capital Corp. (the "Company") have prepared these unaudited financial statements for the nine months ended February 28, 2002, in accordance with generally accepted accounting principles in Canada. The methods and policies used in the audited financial statements for the year ended May 31, 2001 are the same methods and policies followed in these unaudited financial statements.

The disclosures in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended February 28, 2002 are not indicative of the results that may be expected for the full year ending May 31, 2002.

2. Income taxes

The estimated taxable income for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably determined whether the company will realize the benefits of future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. This temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for income tax purposes, refer to the audited financial statements for the year ended May 31, 2001. The benefits for these losses and the estimated loss for the period ended have not been recognized in these financial statements.

3. Loss per share

The loss per share figures are calculated using the weighted monthly average number of common shares outstanding during the period.

4. Related party transaction

As at February 28, 2002, the Company has paid a total of $18,000 to the promoter of the Company for managing and supervising the affairs of the Company.

Westhope Capital Corp.
Notes to Financial Statements
For the Nine Months Ended February 28, 2002
(Prepared by Management -Unaudited)

5. Segmented Information

The Company's operations comprise a single reporting operating segment engaged in the exploration and sale of oil and natural gas. As the operations comprise a single reporting segment amounts disclosed in the financial statements for oil and gas sales, interest income, loss for the period and depletion also represent segment amounts.

All of the Company's operations and oil and gas interests are situated in Canada.

SUPPLEMENT TO FINANCIAL STATEMENTS
(Prepared by Management - Unaudited)
Third Quarter Ended February 28, 2002

At the date of filing these unaudited interim financial statements on Sedar, there were 5,844,258 common shares outstanding. This information complies with the National Instrument 62-102 - Disclosure of Outstanding Share Data.